SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SIGNS AGREEMENT WITH SPANISH PILOT UNION SEPLA

Ryanair today (24 Oct) announced that it has signed a recognition agreement with the Spanish pilot union SEPLA, to cover all of Ryanair's directly employed pilots in Spain. Negotiations with SEPLA on a full Collective Labour Agreement (CLA) under Spanish Law will now commence in early November and Spanish Labour Law will apply to all Ryanair pilots in Spain by no later than 31st January 2019.

This follows other agreements signed with SPAC in Portugal, BALPA in the UK and ANPAC in Italy, covering all of Ryanair's directly employed Portuguese, UK and Italian Pilots.

Ryanair's Chief People Officer, Eddie Wilson said:

"These signed agreements with our pilot unions in Spain, Portugal, the UK and Italy again demonstrate the considerable progress we're making in concluding union agreements with our people in our major EU markets.

We continue to meet with our people and their unions and we expect that these agreements will encourage the cabin crew unions in both Spain and Portugal in particular to remove competitor airline employees (who have been blocking progress) and to quickly conclude cabin crew agreements in those countries, as that's what our Portuguese and Spanish cabin crew are now demanding."

ENDS

For further information
please contact:

Robin Kiely                                       Piaras Kelly
Ryanair DAC                                    Edelman Ireland
Tel: +353-1-9451949                         Tel: +353-1-6789333
press@ryanair.com                           ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 October, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary